SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Under the Securities Exchange Act of 1934

Yirendai Ltd.

(Name of Issuer)

Ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G9844L107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9844L107	13G	Page 2 of 5 Pages

1	Name of Reporting Person CreditEase Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 100,000,000 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100,000,000 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 85.5%(1)
12	Type of Reporting Person CO

(1)	Based on 117,000,000 ordinary shares outstanding as of December 31, 2015.

CUSIP No. G9844L107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Yirendai Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4/F, Building 2A No. 6 Lang Jia Yuan, Chaoyang District Beijing 100022 The People’s Republic of China
Item 2(a).	Name of Person Filing: CreditEase Holdings (Cayman) Limited
Item 2(b).	Address of Principal Business Office or, if none, Residence: 16/F, Tower C, SOHO New Town 88 Jianguo Road, Chaoyang District Beijing 100022 The People’s Republic of China
Item 2(c)	Citizenship: Cayman Islands
Item 2(d).	Title of Class of Securities: Ordinary shares, $0.0001 par value per share
Item 2(e).	CUSIP Number: G9844L107
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2015.

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CreditEase Holdings (Cayman) Limited	100,000,000 ordinary shares	85.5%(1)	100,000,000 ordinary shares	0	100,000,000 ordinary shares	0

Notes:

(1)	To derive this percentage, (x) the numerator is 100,000,000 ordinary shares held by the reporting person, and (y) the denominator is 117,000,000, being the total number of ordinary shares of the issuer outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

CUSIP No. G9844L107	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
Not applicable

CUSIP No. G9844L107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

CreditEase Holdings (Cayman) Limited	By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Chairman of the Board of Directors and Chief Executive Officer